UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))

LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/Issuer))

SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski Senior Vice President and Secretary LIBERTY GLOBAL, INC. 12300 Liberty Boulevard Englewood, Colorado 80112 (303) 220-6600	Copy to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.
	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        During Liberty Global Inc.'s second quarter earnings conference call with investors and analysts on August 10, 2006 presentation slides were utilized and were posted on the Liberty Global, Inc. website. The following statements relating to Liberty Global's previously announced planned issuer tender offer were included in such presentation slides:

  •
  $1 billion self tender offers announced

  •
  We're buyers of our own stock at these price levels.

        During the call, the following statement was made by the company's president and chief executive officer:

  •
  We are buyers of our stock at these levels. The $1 billion tender that we just announced will take our cumulative repurchases to $2.5 billion in the last 14 months or so, including the LGI combination. And that makes all the sense in the world to us. We have great assets that deliver best-in-class growth. We structured our business to drive cash flow upstairs to the parent every year and we're going to use that cash to continue expanding our footprint and shrinking our equity.

        References in this Schedule TO-C to the tender offers are for informational purposes only and do not constitute an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offers, including complete instructions on how to tender shares, along with the letters of transmittal and related materials, are expected to be mailed to stockholders on or about August 11, 2006. Stockholders should carefully read the offer to purchase, the letters of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that will be filed by Liberty Global with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offers, by calling toll free 1-800-207-3158. Stockholders are urged to read these materials carefully prior to making any decision with respect to either or both tender offers.